Western Copper Corporation

ANOTHER STEP CLOSER

ANNUAL REPORT 2007

•	Completed Carmacks Feasibility Study

•	Executed drilling programme at Carmacks

•	Implemented community working group meetings

•	Updated Carmacks resource estimates

•	Submitted permit’s supplementary information

•	Received Carmacks draft Screening Report

•	Exercised Casino option agreement

•	Commenced Casino Pre-Feasibility Study

•	Carried-out Hushamu drilling program

•	Began research project on Redstone with UBC

Property Snapshot

#	Property	Copper	Gold	Silver	Moly	Lead	Zinc	Stage
[1]	Carmacks	•	•	•				Basic Engineering/Permitting
[2]	Casino	•	•	•	•			Pre-Feasibility
[3]	Hushamu	•	•		•			Resource Evaluation
[4]	Redstone	•		•				Data Analysis
[5]	Sierra Almoloya			•		•	•	Early Exploration

Resources Snapshot

KNOWN RESOURCES

NI 43-101 COMPLIANT MEASURED + INDICATED RESOURCE ESTIMATE

			Resource Grade			Contained Metal
	Tonnes	Copper	Gold	Other	Copper	Gold	Moly
	M	%	g/t	Product	Blb	Moz	Mlb
[1] Carmacks	16	0.98	0.39	4 g/t Ag	0.4	0.2	-
[2] Casino	964	0.22	0.24	0.02 % Mo	4.7	7.4	425
[3] Hushamu	231	0.28	0.31	-	1.4	2.3	-

		TOTAL MEASURED + INDICATED			6.5	9.9	425

NI 43-101 COMPLIANT INFERRED RESOURCE ESTIMATE

			Resource Grade			Contained Metal
	Tonnes	Copper	Gold	Other	Copper	Gold	Moly
	M	%	g/t	Product	Blb	Moz	Mlb
[2] Casino	179	0.17	0.19	0.02 % Mo	0.7	1.1	79
[3] Hushamu	53	0.28	0.38	-	0.3	0.6	-
[4] Redstone	34	3.92	-	9 g/t Ag	2.9	-	-

				TOTAL INFERRED	3.9	1.7	79

See references on page 23

CARMACKS DETAIL		CASINO DETAIL

FEASIBILITY STUDY, MAY 2007		INTERNAL PROJECTIONS & TECHNICAL REPORT, FEB 2007

Ownership	100%	Ownership	100%
Deposit type	Intrusive	Deposit type	Porphyry
Mine type	Open pit	Mine type	Open pit
Mine life	6+ years	Expected mine life	20+ years
Primary metal	Copper	Primary metals	Gold, Copper, Moly
Process	Solvent extraction/electrowinning	Process	Oxide Heap Leach - Sulphide Mill
End product	LME Grade A copper cathode	End product	Gold & Silver doré plus Copper-Gold & Moly concentrates
Infrastructure	Good road access	Infrastructure	Winter road
Power	Grid power	Power	Pre-Feasibility study Q2 08’
Production rate	1.7 M tons/year	Potential production rate	85-100k tons/day
Capital costs*	C$ 151.6 Million	Capital costs	Pre-Feasibility study Q2 08’
Pre-tax NPV 8%*	C$ 85.1 Million	Pre-tax NPV	Pre-Feasibility study Q2 08’
Pre-tax IRR*	21.10%	Pre-tax IRR	Pre-Feasibility study Q2 08’

* C$ 1.00 = US$ 0.85, Base Case Copper Price US$ 2.32

Company Snapshot

MANAGEMENT TEAM		BOARD OF DIRECTORS

Dale Corman, B.Sc., P.Eng.	President & CEO	Dale Corman, B.Sc., P.Eng.	Co-Chairman
Jonathan Clegg, P.Eng.	VP Engineering	Ross Beaty, B.Sc., M.Sc., P.Geo., LL.B.	Co-Chairman
Julien Francois, C.A.	VP Finance & CFO	Robert Gayton, B.Comm., Ph.D., FCA	Director
Cameron Brown, P.Eng.	Senior Project Manager	David Williams, LL.B., MBA	Director
Jim Marlow, P.Eng.	Senior Mining Engineer	Klaus Zeitler, Ph.D.	Director
Paul West-Sells, Ph.D.	Senior Metallurgist

KEY FINANCIALS	SHARE STRUCTURE

RESOURCES NI 43-101 MEASURED + INDICATED	IN-SITU VALUE

STOCK DATA

“Metal commodities prices, especially
copper, are due to continue their
upword movement”

Source: Macquarie Securities

Contents

2	CEO’s Letter to Shareholders

3	Co-Chairman’s Letter to Shareholders

5	Management Discussion and Analysis

25	Consolidated Financial Statements

55	Board of Directors

57	Management Team

ANNUAL REPORT 2007	1

CEO’s Letter to Shareholders

2007 was an exceptional year for commodities, driven primarily by the demand in developing Asian Countries. This trend, which started in 2002, shows no sign of diminishing. I, together with Western Copper’s management team, believe that we are in the early stage of a long term bull market for base and precious metal prices.

The lack of global supply of both copper and molybdenum has now reached a point where it is hard to imagine a scenario in which demand does not far exceed supply in the foreseeable future. In the case of copper alone, at the current long-term global demand growth rate forecast of 4%, approximately 800,000 tonnes of new copper production will be required next year and each year thereafter. Global copper inventories are currently at a record low of approximately 150,000 tonnes, which represents approximately 3 days of consumption. Any disruptions could easily result in a short term supply shortage, unprecedented in the history of copper.

Large porphyry deposits containing copper, gold and molybdenum, previously marginally economic, will be developed to meet the increasing global demand. Current or higher copper, gold and molybdenum prices, together with low cost electricity and a favorable political and permitting regime, are the ideal combination to attract the significant capital required. British Columbia and the Yukon Territory represent one of the few areas of the world, where all of these conditions are met. This has driven us to focus our talents, expertise and resources in these regions.

We believe that Western Copper has one of the best NI 43-101 compliant short and long term resource deposit bases in the industry. The Carmacks copper deposit in the Yukon is in the final stages of permitting and basic engineering; the giant Casino copper, gold and molybdenum deposit in the Yukon is nearing completion of a pre-feasibility study; a plan to further advance resources is currently being developed for the Hushamu porphyry copper and molybdenum deposit in the north end of Vancouver Island, and the Redstone Copper Belt in the Northwest Territories is undergoing a research project with the University of British Columbia to enhance the enormous potential.

I am particularly pleased with the progress that we have made in this our first full year of existence as Western Copper Corporation, none of which would have been possible without the dedication of our extremely talented staff.

In closing, I wish to thank our shareholders for their continued support and I confirm our commitment in enhancing long term shareholder value by focusing on building a successful Canadian mining company.

I look forward to another exceptional year in 2008.

Dale Corman CEO and Co-Chairman
March 28, 2008

2	ANNUAL REPORT 2007

Co-Chairman’s Letter to Shareholders

2007 was another amazing year in world copper markets and another year of good progress by Western Copper Corporation in the development of its projects. The company is very well leveraged to exploit the ongoing strength in metal prices. Of all base metal commodities, none has shown the strength of copper.

In the face of turmoil in global financial markets due to the subprime mortgage crisis and asset-backed commercial paper problems, in the face of many pundits predicting economic recession in the USA, and in light of real reduction in demand for copper in the important US housing market, copper demand grew strongly in 2007, copper supply remained seriously constrained, and copper prices swung up sharply. These conditions are unlikely to change quickly, allowing Western Copper the chance to develop its assets to production and deliver metal into world markets.

Western Copper can be distinguished from most other resource development companies in two ways. The first distinguishing feature is the Company’s enormous resources of in-ground metal: copper resources of 6.5 billion pounds; gold resources of 9.9 million ounces, and molybdenum resources of over 425 million pounds. On both absolute and per-share bases, these resources are extraordinary in size and form the underpinning of long-term value for the Company. The second distinguishing feature of Western Copper lies in the location of its assets: western Canada. Carmacks and Casino are in the Yukon, Redstone in the Northwest Territories, and Hushamu on the west coast of British Columbia. These are in safe, productive and largely pro-mining regions.

While the focus of Western Copper’s 2007 work was on the Carmacks project, I expect 2008 will see more active exploration and development of the Company’s other assets, especially the huge Casino project to the north of Carmacks. Large mineral deposits are increasingly rare and Casino should command a premium valuation due to its size and ready development status, particularly when the Company’s economic studies underway at present are completed and made public.

I am optimistic about Western Copper’s prospects in 2008 and really look forward to the results that will come in during the year as the Company continues to explore and develop its assets. I expect that copper, gold and molybdenum markets will remain strong and that Western Copper’s deep discount to the net present value of its properties will shrink as its share price improves during the year. In addition to a solid balance sheet with adequate capital to complete its budgeted activities, Western Copper has a fine management team and I know we will continue to see solid progress as the Company builds on the work done in 2007 on its properties. I hope you will follow the Company’s progress during 2008 as closely as I plan to and thus share the fruits of the Company’s success in the year.

Ross Beaty Co-Chairman
March 28, 2008
ANNUAL REPORT 2007	3

“Infrastructure spending, construction
and internal consumption will keep
demand healthy in China and the rest
of the developing world”

Source: BMO Capital Markets

MANAGMENT DISCUSSION AND ANALSIS

CONTENTS

6	GENERAL

6	CORE BUSINESS

11	CONSOLIDATED FINANCIAL AND REPORTING INFORMATION

11	SELECTED QUARTERLY FINANCIAL INFORMATION

12	RESULTS OF OPERATIONS

14	LIQUIDITY AND CAPITAL RESOURCES

16	RELATED PARTY TRANSACTIONS

17	CONTRACTUAL OBLIGATIONS

17	SIGNIFICANT ACCOUNTING ESTIMATES

18	CHANGE IN ACCOUNTING POLICIES

20	RECENT ACCOUNTING PRONOUNCEMENTS

21	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

22	RISKS AND UNCERTAINTIES

23	CAUTIONARY NOTES

23	REFERENCES

ANNUAL REPORT 2007	5

MANAGMENT DISCUSSION AND ANALSIS

GENERAL

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated March 25, 2008, and provides an analysis of the Company’s results of operations for the year ended December 31, 2007.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2007 audited annual consolidated financial statements and the related notes for the years then ended which have been prepared in accordance with Ca-nadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the financial statements noted above. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At March 25, 2008, the Company had 72,769,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20-F.

CORE BUSINESS

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its late-stage exploration mineral properties towards production.

All Canadian properties have National Instrument 43-101 compliant resource estimates, as follows:

MEASURED + INDICATED RESOURCE ESTIMATE1

			Resource Grade
Property	Tonnes (M)	Copper (%)	Gold (g/t)	Other by-Product
[1] Carmacks	16	0.98	0.39	4 g/t Ag
[2] Casino	964	0.22	0.24	0.02% Mo
[3] Hushamu	231	0.28	0.31	-

INFERRED RESOURCE ESTIMATE1

			Resource Grade
Property	Tonnes (M)	Copper (%)	Gold (g/t)	Other by-Product
[2] Casino	179	0.17	0.19	0.02% Mo
[3] Hushamu	53	0.28	0.38	-
[4] Redstone	34	3.92	-	9 g/t Ag

_________________________________________________________
1. National Instrument 43-101 references are listed on page 23

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MANAGMENT DISCUSSION AND ANALSIS

[1] Carmacks Yukon Territory, Canada

The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver Corporation and Glamis Gold Ltd. in May 2006. It is located 192 kilometres north of Whitehorse in the Yukon, Canada. Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty on the project, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 25, 2008, Western Copper has made $500,000 in advance royalty payments.

On April 26, 2007, Western Copper reported the key findings of the independent feasibility study by M3 Engineering and Technology Inc. of Tucson and announced that the study supports the development of the mine. Based on the new reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb of copper (US$0.83/lb of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32, based on 100% equity, the project has an internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

The rapid rise in the exchange rate between the Canadian and the US dollar will have a positive effect on the capital cost estimates as a portion of these costs are based on US dollar quotes that were translated using 0.85 US$/$. The increase in the spot price of copper since the release of the feasibility study has more than offset the rise in the above exchange rates.

Exploration on the site recommenced at the end of March 2007 with a view to better defining the southerly extent and structure of the No.1 Zone and identifying an oxide reserve in the adjacent No.7 and No.4 Zones all of which would form part of the open pit. Further drilling was also completed in No.12 and No.13 Zones in order to provide sufficient information to identify an inferred resource in those zones. 17,830 metres of drilling was completed during the season, the majority of which was in the No 1, 7 and 4 Zones. A new resource estimate based on this additional information was prepared and issued in November 2007. This new estimate added approximately one million tonnes to the previous estimate at a slightly lower grade.

Late in 2007, Western Copper conducted some geophysical investigations aimed at better understanding the newly discovered No. 14 Zone and the as yet unexplored No. 2 Zone.

Following completion of the feasibility study, Western authorized M3 Engineering and Technology (“M3”) to commence work on basic engineering and planning for the project, as well as the issue of requests for firm price bids for long delivery equipment

To support the detailed design work, Western Copper authorized Golder Associates to conduct a geotechnical field investigation during the summer. Work focused on the heap leach pad/events pond area, the waste rock storage area and various borrow sources on site. The results of the geotechnical investigation have been received and are now being incorporated into the detailed design.

The Company also continued its metallurgical program which includes large column leaching tests, rinsing and neutralization tests and gold recovery test work.

During the year, Western Copper continued its discussions with the Yukon Government regarding the project’s environmental assessment under the Yukon Environmental Assessment Act. The Yukon Government issued a Comprehen-

TSX:WRN	7

MANAGMENT DISCUSSION AND ANALSIS

sive Study Report on the project for a 30 day public review and comment period and no significant comments were received. The Yukon Government will consider all the comments received and make any changes it deems necessary before issuing a final report. The Yukon Government will also coordinate the report with the YESAB report (see below) as necessary to avoid having two conflicting project recommendation reports.

Screening of the Company’s Project Proposal under the Yukon Environmental and Socio-economic Assessment Act continues. In late December 2007, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) issued its draft screening report for public comment. The public comment period closed on February 6, 2008 and a number of submissions were received. Two submissions questioned the ability to successfully rinse and neutralize the heap at closure. As a result YESAB retained its own technical consultant to provide further advice.

Following issue of the final YESAB and YEA reports, the Yukon Government will prepare a Decision Document reflecting the recommendations of the two reports. This Decision Document will allow the Yukon Government’s Department of Energy Mines and Resources (“EMR”) to issue the Quartz Mining License. Discussions between the Company and EMR have taken place in the last quarter of 2007 and early 2008 to ensure that all supporting information is available to EMR to facilitate a timely issue of the Quartz Mining Licence after the Decision Document. The Quartz Mining Licence is now expected in the second quarter of 2008.

The Decision Document is also the trigger that initiates detailed review of the Company’s submissions by the Yukon Water Board (“YWB”). The Company has updated the submissions previously provided to the YWB to ensure that they have all the current information available for their review. The issue of a Type A Water Licence by the YWB is expected at least six months following the commencement of their review. The Company projects that it will receive the Water License near the end of the fourth quarter in 2008.

Based on the events noted above, Western Copper will not be able to achieve project development within the time-frame outlined in the Company’s April 2007 feasibility study. It is now expected that limited, if any, construction can take place in 2008. This will delay completion of the construction and commencement of copper production until the latter half of 2010. Western Copper will use this time to progress engineering and procurement activities to facilitate an orderly and efficient mobilization of construction activities. Western Copper will also continue discussions with local stakeholders regarding opportunites in the project.

Once the permitting issues are resolved, the Company will continue discussions with Yukon Energy with a view to completing a Power Purchase Agreement and the construction of a 12 kilometre power line connecting the proposed mine site to the power grid.

[2] Casino Yukon Territory, Canada

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s. The property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006.

In May 2007, 188 additional claims were staked by the Company to provide a buffer area around the core claims in anticipation of future development and to cover prospective ground adjacent to the porphyry.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired 100% interest in the property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

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MANAGMENT DISCUSSION AND ANALSIS

In September 2007, Western Copper engaged M3 to commence work on a pre-feasibility study for the project. Through sub-consultants, Western Copper also commenced work on power supply and transportation studies to assess all development options in those two areas. The Company targets to release the pre-feasibility study at the end of the second quarter of 2008.

The Company also shipped approximately two tonnes of samples from site to laboratories for grinding, flotation and leaching metallurgical test work to support the pre-feasibility study.

In the fourth quarter of 2007, the Company retained Gartner Lee to lead the collection of information for environmental permitting. To date the work has comprised mostly reviewing historical data and planning future field work. Expenditures are being minimized pending completion of the pre-feasibility study.

Assuming a positive result for the pre-feasibility study, Western Copper will initiate environmental base-line studies and permitting activities.

Should it make a production decision on the property, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd. The claims are also subject to a 5% net profits interest.

[3] Hushamu British Columbia, Canada

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006. The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”). As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Rupert block is free of encumbrances.

In February 2007, Western Copper began a drilling program on the Hushamu property representing a continuation of the work commenced by Lumina in 2005. The program focused on the NW Expo and Cougar zone which had indicated promising results in Lumina’s 2005 exploration program. The 2007 program generally extended the copper-gold-molybdenum mineralization identified during the previous exploration programs but did not yield sufficient information to estimate a resource.

In 2008, Western Copper will continue to examine the exploration data and prepare a plan for advancing the property towards the formal study stage.

Molybdenum mineralization is contained within the deposit, but insufficient assay data precludes the estimation of a Molybdenum resource.

TSX:WRN	9

MANAGMENT DISCUSSION AND ANALSIS

[4] Redstone Northwest Territories, Canada

The Redstone property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

•	3% if the price is less than, or equal to US$0.75 per pound;

•	3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and

•	4% if the price is greater than US$1.00 per pound.

The remainder of the Redstone property is not subject to royalties.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims that offer the most exploration potential.

UBC will perform work in 2008.

[5] Sierra Almoloya Chihuahua, Mexico

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver Corporation and Glamis Gold Ltd. in May 2006. The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In July 2005, Queenston Mining Inc. (“Queenston”) signed an option and joint venture agreement whereby Queenston could earn an interest in the Sierra Almoloya property through staged exploration expenditures. On August 13, 2007, Queenston terminated its option on the property. As a result of the termination, all of the interests in the property reverted to Western Copper.

A small portion of the property is still subject to a US$200,000 option payment due to a third party on April 20, 2008. Another portion of the claims is subject to a 1% net smelter royalty.

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MANAGMENT DISCUSSION AND ANALSIS

The following annual information has been extracted from the Company’s audited annual consolidated financial statements and the quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

In Canadian dollars, as at and for the years ended:

	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$
Net loss	3,225,966	3,242,185	361,415
Loss per share – basic and diluted[1]	0.05	0.06	-
Mineral properties	57,194,181	46,507,499	4,423,514
Cash, cash equivalents, and short-term investments	23,726,947	37,082,010	-
Total assets	81,156,211	84,005,656	4,532,841

SELECTED QUARTERLY FINANCIAL INFORMATION

In Canadian dollars, as at and for the quarters ended:

	12/31/07	9/30/07	6/30/07	3/31/07
	$	$	$	$
Net loss (income)	(894,685)	385,067	2,003,538	1,732,046
Net loss (income) per share – basic and diluted [1]	(0.01)	0.01	0.03	0.02
Mineral properties	57,194,181	55,395,547	51,097,993	47,265,078
Cash, cash equivalents, and short-term investments	23,726,947	26,324,280	30,441,934	34,564,486
Total assets	81,156,211	82,000,958	81,968,869	82,777,429

	12/31/06	9/30/06	6/30/06	3/31/06
	$	$	$	$
Net loss	2,176,471	908,371	44,212	113,131
Net loss per share – basic and diluted [1]	0.04	0.02	-	-
Mineral properties	46,507,499	4,523,514	4,523,514	4,423,514
Cash, cash equivalents, and short-term investments	37,082,010	37,938,011	31,361,349	1,000
Total assets	84,005,656	42,696,710	42,321,945	4,548,386

_________________________________________________________
1. Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project and the Sierra Almoloya property by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods.

TSX:WRN	11

MANAGMENT DISCUSSION AND ANALSIS

RESULTS OF OPERATIONS

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
In Canadian dollars (unaudited)	$	$	$	$

EXPLORATION EXPENSES	-	1,749,733	2,512,439	3,654,611

ADMINISTRATIVE EXPENSES
Accounting and legal	129,454	92,569	462,340	327,945
Office and administration	626,486	528,134	2,281,152	1,360,270
Promotion and travel	137,371	193,820	663,978	475,856
Regulatory and filing fees	5,630	11,455	84,101	180,307

LOSS BEFORE TAXES AND OTHER ITEMS	898,941	2,575,711	6,004,010	5,998,989

OTHER ITEMS
Interest income	(281,214)	(371,280)	(1,276,014)	(797,312)
Gain on marketable securities	-	-	-	(1,922,341)
Foreign exchange	8,867	(27,960)	19,249	(37,151)

LOSS BEFORE TAXES	626,594	2,176,471	4,747,245	3,242,185

FUTURE INCOME TAX RECOVERY	(1,521,279)	-	(1,521,279)	-

LOSS (INCOME)	(894,685)	2,176,471	3,225,966	3,242,185

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (“Western Silver”) copper business. Current period results are not comparable to the year ended December 31, 2006 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year compared to all mineral property costs deferred by Western Silver during that year. The financial discussion focuses on Western Copper’s operations during the quarter and year ended December 31, 2007.

Western Copper had income of $895,000 ($0.01 per common share) for the three months ended December 31, 2007. This compares with a loss of $2.2 million ($0.04 per common share) during the same quarter in the previous year. The difference of approximately $3.0 million is due to the following:

•

Since the release of the feasibility study on April 26, 2007, on-going costs relating to the Carmacks Copper Project have been capitalized. In 2006, the Company had been expensing all exploration costs relating to the project; and

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MANAGMENT DISCUSSION AND ANALSIS

•

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1,446,279. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

The scale and nature of the Company’s operations has remained consistent with 2006. As a result, administrative expenses for the three months ended December 31, 2007 are comparable to the prior year. The current level of activity is expected to continue in 2008. The total amount of administrative costs was greater this year than 2006 because Western Copper operated for the entire year in 2007 as compared to only eight months in 2006.

Almost half of administrative expenses during the three months and year ended December 31, 2007 relate to employee wages and to stock-based compensation. These costs have been allocated to the following line items:

WAGES AND SALARIES	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
In Canadian dollars (unaudited)	$	$		$4

EXPLORATION	-	145,777	159,866	313,404

ADMINISTRATIVE
Office and administration	218,209	160,118	696,112	374,651
Promotion and travel	22,617	65,051	85,716	151,347

WAGES AND SALARIES	240,826	370,946	941,694	839,402

STOCK-BASED COMPENSATION	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
In Canadian dollars (unaudited)	$	$	$	$

EXPLORATION	-	89,490	106,715	238,641

ADMINISTRATIVE
Office and administration	152,350	184,947	725,797	513,079
Promotion and travel	11,714	42,508	53,240	113,355

STOCK-BASED COMPENSATION	164,064	316,945	885,752	865,075

Western Copper has been capitalizing all costs incurred on its other mineral properties. Mineral property activity and related costs are discussed in the liquidity and capital resources section.

Western Copper continues to earn interest on its cash deposits held at banks. As the Company uses its funds for operating and investing activities, these cash balances have been decreasing. This has led to lower quarter-over-quarter interest income. This trend is expected to continue.

TSX:WRN	13

MANAGMENT DISCUSSION AND ANALSIS

LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	$	$	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(420,848)	(2,165,082)	(4,051,687)	(3,970,217)
Financing activities	-	1,401,421	447,700	39,067,768
Investing activities [1]	(2,176,485)	(34,884,328)	25,040,912	(32,807,529)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS DURING THE PERIOD	(2,597,333)	(35,647,989)	21,436,925	2,290,022

Cash and cash equivalents – beginning	26,324,280	37,938,011	2,290,022	-

CASH AND CASH EQUIVALENTS – ENDING	23,726,947	2,290,022	23,726,947	2,290,022

At December 31, 2007, the Company had $23.7 million in cash and cash equivalents. Cash and cash equivalents comprise cash deposits held at banks. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

Western Copper is an exploration stage enterprise with insufficient revenue to meet its annual capital needs. The Company expects that its current cash balances will be sufficient to cover its administrative expenses and its mineral property costs in 2008. The Company will have to raise additional capital prior to construction of its Carmacks Copper Project to fund construction costs.

Western Copper has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is a risk that the Company may not be able to continue to raise funds to pursue future exploration and development programs.

Operating Activities

The majority of the cash used in operating activities relates to employee wages, as discussed in ‘results of operations’, and other administrative expenses.

The Company expects that 2008 operating activity costs will remain consistent with 2007.

_________________________________________________________
1. Cash provided by investing activities during the year ended December 31, 2007 is due to the redemption of short-term investments. Please see ‘investing activities’, for more information.

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MANAGMENT DISCUSSION AND ANALSIS

Financing Activities

Stock option exercises have been the only financing activities in 2007. In 2006, Western Copper received $900,000 from stock option exercises and $37.9 million as part of the transfer of assets from Western Silver Corporation. Most of the stock options exercised in 2006 and 2007 were exercised by former employees of Western Silver Corporation and Lumina Resources. On March 25, 2008, most stock options outstanding are “out of the money” Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of exercises in 2008.

Investing Activities

Investing activities provided $25.0 million during the year ended December 31, 2007. In the first half of 2007, Western Copper cashed its Guaranteed Investment Certificate in the amount of $34.8 million. This transaction accounts for the large amount of cash provided from investing activities during the year. The Company also expended $9.8 million on mineral property expenditures.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures. However, mineral property costs incurred are a good measure of Western Copper’s investing activities relating to its mineral properties.

The following table summarizes the costs capitalized on Western Copper’s properties during the year ended December 31, 2007:

	[1] Carmacks	[2] Casino	[3] Hushamu	[4] Redstone
In Canadian dollars (unaudited)	$	$	$	$

31-DEC-06	4,300,000	13,855,048	16,160,487	11,872,658

Exploration	3,409,127	252,926	1,656,386	9,000
Engineering studies	93,186	262,101	-	-
Design engineering	2,061,512	-	-	-
Permitting	315,728	-	6,020	-
Metallurgical testing	237,964	193,225	1,525	-
Option payment	-	1,000,000	60,000	-
Advance royalty	100,000	-	-	-
Claims maintenance	-	6,205	15,862	106,147
Salary and wages	300,956	123,325	52,525	11,875
Stock-based compensation	175,317	56,696	32,383	7,985
Future income tax	75,136	24,298	2,953	11,676

SubTotal	6,768,926	1,918,776	1,827,654	146,683

31-DEC-07	11,068,926	15,773,824	17,988,141	12,019,341

TSX:WRN	15

MANAGMENT DISCUSSION AND ANALSIS

[1]	Carmacks copper project

In 2007, Western Copper continued its drilling activities at the Carmacks Copper Project in order to better define Zones 4 and 7. Costs related to this drill program make up the majority of the expenditures allocated to the explo- ration line item in the table above. The Company also performed geotechnical drilling and other engineering work in preparation for the development of the project.

Current cash balances are sufficient to support detailed engineering and other pre-construction costs. The Com- pany will have to raise funds in order to build the project. At current foreign exchange rates, capital costs for the project are estimated to be approximately $130 million.

[2]	Casino

On August 9, 2007, Western Copper paid $1 million to exercise its option on the Casino property. During the second half of the year, the Company began work on the pre-feasibility study, including supporting exploration and metallurgical work.

Western Copper anticipates that the pre-feasibility study will be complete near the middle of 2008. The Company estimates that the costs to complete the study will approximate $1 million.

[3]	Hushamu

In 2007, Western Copper performed a drilling program on its Hushamu property. A total of 4,300 metres were drilled from early February to June.

Other than internal analysis of existing information and planning of future activities, there is no work expected on the Hushamu property in 2008.

[4]	Redstone

Work with UBC will continue through the year. A site visit will be undertaken by the Company and UBC in the 3rd quarter of 2008.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company charged overhead expenses to one of its directors in the amount of $7,285 (2006 - $4,665, 2005 - $nil). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

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MANAGMENT DISCUSSION AND ANALSIS

CONTRACTUAL OBLIGATIONS

The Company’s has a commitment relating to its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2008	271,235
2009	226,029
Thereafter	-
TOTAL	497,264

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral Properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

TSX:WRN	17

MANAGMENT DISCUSSION AND ANALSIS

Stock-Based Compensation and Warrant Valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

Section 3855 – Financial Instruments, Recognition and Measurement and
Section 3861 – Financial Instruments, Disclosure and Presentation

These sections prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

•	Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale” and are recorded at their fair value;

•	Other receivables are classified as “Loans and Receivables” These financial assets are recorded at values that ap- proximate their amortized cost using the effective interest method; and

•

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities” These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

No adjustment was made to the Company’s opening balances as a result of the adoption of the financial instruments standard.

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MANAGMENT DISCUSSION AND ANALSIS

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. The Company has not recognized any adjustment because no embedded derivative has been identified to date.

Section 1530 – Comprehensive Income

Section 1530 introduces a new financial statement - “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. The Company has not recognized any adjustment through other comprehensive income for the year ended December 31, 2007.

Section 3865 – Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. This standard did not have an impact on the Company for the year ended December 31, 2007.

Emerging Issues Committee Abstract No. 160 – Stripping Costs Incurred in the Production Phase of a Mining Operation

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clari-fies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property.

Costs represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method. This change in accounting policy did not impact the Company’s financial results as none of its properties are yet in operation.

TSX:WRN	19

MANAGMENT DISCUSSION AND ANALSIS

RECENT ACCOUNTING PRONOUNCEMENTS

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the company’s financial statements.

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:

•	qualitative information about its objectives, policies and processes for managing capital;

•	summary quantitative data about what it manages as capital;

•	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

•	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3031 – Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862 – Financial Instruments, Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

•	designating financial assets and liabilities as held for trading;

•	designating financial assets as available-for-sale; and

•	determining when impairment is recorded against the related financial asset or when an allowance account is used.
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MANAGMENT DISCUSSION AND ANALSIS

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company’s financial statements.

Section 3064 – Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Based on our assessment, management has concluded that, as at December 31, 2007, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

TSX:WRN	21

MANAGMENT DISCUSSION AND ANALSIS

RISKS AND UNCERTAINTIES

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to Mineral Properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental Requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Metal Prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

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MANAGMENT DISCUSSION AND ANALSIS

CAUTIONARY NOTES

Cautionary note regarding forward-looking statements

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors

The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

REFERENCES

National Instrument 43-101 compliant mineral resource estimate

PROPERTY	COPPER CUT-OFF	NI 43-101 INDEPENDENT QUALIFIED PERSONS	TECHNICAL REPORT
Carmacks	0.25%	G. Arseneau Ph.D., P.Geo., S. Casselman P.Geo.	January 3, 2008
Casino	0.3% Cu Eq	E.D. Titley P.Geo., C.M. Rebagliati P.Eng.	February 27, 2004
Hushamu	0.20%	G. Giroux P.Eng., D. Pawliuk P.Geo.	April 14, 2005
Redstone	3.0 % copper minimum assay intercept	A.W. Gourlay P.Geo.	August 15, 2005

TSX:WRN	23

“Labour, maintenance, weather, grade,
and increasingly energy are combining
to make copper mine supply one of
the most precarious of any of the base
metals”

Source: UBS

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

26	Management’s Responsibility for Financial Reporting

27	Management’s Report on Internal Control over Financial Reporting

28	Independent Auditors’ Report

30	Consolidated Financial Statements

	30	CONSOLIDATED BALANCE SHEETS

	31	CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS, AND DEFICIT

	32	CONSOLIDATED STATEMENTS OF CASH FLOW

	33	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	34	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL REPORT 2007	25

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

Julien François	F. Dale Corman
Chief Financial Officer	Chief Executive Officer
March 25, 2008	March 25, 2008

26	TSX:WRN

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report on Internal Control over Financial Reporting

The management of Western Copper Corporation is responsible for establishing and maintaining an adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial state- ments in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or dispo- sition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

Based on our assessment, management has concluded that, as at December 31, 2007, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, PricewaterhouseCoopers LLP, as stated in their attestation report, which is included herein.

F. Dale Corman	Julien François
Chief Executive Officer	Chief Financial Officer
March 25, 2008	March 25, 2008.

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CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report

To the Shareholders of Western Copper Corporation

We have completed an integrated audit of Western Copper Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and audits of the Company’s 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Western Copper Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the finan-cial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited Western Copper Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating

28	TSX:WRN

CONSOLIDATED FINANCIAL STATEMENTS

effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007 a material weakness, relating to a lack of segregation of duties in the financial accounting process was identified, as described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We do not express an opinion or any form of assurance on management’s conclusion as to whether the hiring of additional staff is warranted as included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Chartered Accountants
Vancouver, British Columbia
March 25, 2008

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
Expressed in Canadian dollars	$	$

ASSETS

CURRENT ASSETS

Cash and cash equivalents	23,726,947	2,290,022
Short-term investments (note 5)	-	34,791,988
Other receivables	116,734	235,367
Prepaid expenses	55,076	82,608

CURRENT ASSETS	23,898,757	37,399,985

PROPERTY AND EQUIPMENT (note 7)	63,273	98,172

MINERAL PROPERTIES (notes 3 , 4, and 8)	57,194,181	46,507,499

ASSETS	81,156,211	84,005,656

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	907,825	737,314

FUTURE INCOME TAX (notes 4 and 16)	10,310,549	11,710,372

LIABILITIES	11,218,374	12,447,686

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (notes 3, 4 and 9)	71,883,630	69,913,797

CONTRIBUTED SURPLUS (note 9)	22,091,594	22,455,594

DEFICIT	(24,037,387)	(20,811,421)

SHAREHOLDERS’ EQUITY	69,937,837	71,557,970

LIABILITIES + SHAREHOLDERS’ EQUITY	81,156,211	84,005,656

Commitments (notes 8 and 11)

Approved by the Board of Directors

30	TSX:WRN

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS, AND DEFICIT

For the year ended December 31,	2007	2006	2005
Expressed in Canadian dollars	$	$	$

EXPLORATION EXPENSES	2,512,439	3,654,611	311,932

ADMINISTRATIVE EXPENSES

Accounting and legal	462,340	327,945	-
Office and administration	2,281,152	1,360,270	49,483
Promotion and travel	663,978	475,856	-
Regulatory and filing fees	84,101	180,307	-

ADMINISTRATIVE EXPENSES	3,491,571	2,344,378	49,483

LOSS BEFORE TAXES AND OTHER ITEMS	6,004,010	5,998,989	361,415

OTHER ITEMS
Interest income	(1,276,014)	(797,312)	-
Gain on sale of marketable securities (note 6)	-	(1,922,341)	-
Foreign exchange	19,249	(37,151)	-

LOSS BEFORE TAXES	4,747,245	3,242,185	361,415

FUTURE INCOME TAX RECOVERY (note 16)	(1,521,279)	-	-

LOSS AND COMPREHENSIVE LOSS	3,225,966	3,242,185	361,415

DEFICIT – BEGINNING OF YEAR	20,811,421	17,569,236	17,207,821

DEFICIT – END OF YEAR	24,037,387	20,811,421	17,569,236

Basic and diluted loss per share (note 9)	0.05	0.06	-
Weighted average number of common shares
outstanding (note 9)	72,488,711	52,481,505	-

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW

For the year ended December 31,	2007	2006	2005
Expressed in Canadian dollars	$	$	$
Cash flows provided by (used in)
OPERATING ACTIVITIES
Loss for the year	(3,225,966)	(3,242,185)	(361,415)

Items not affecting cash
Amortization	34,899	23,788	-
Stock-based compensation (note 10)	885,752	865,075	-
Future income tax recovery	(1,521,279)	-	-
Gain on marketable securities	-	(1,922,341)	-
	(600,628)	(1,033,478)	-

Change in non-cash working capital items (note 15)	(225,093)	305,446	-

OPERATING ACTIVITIES	(4,051,687)	(3,970,217)	(361,415)

FINANCING ACTIVITIES
Funding by Western Silver Corporation	-	267,829	598,034
Issue of Class A voting shares	-	1,000	-
Redemption of Class A voting shares	-	(1,000)	-
Exercise of stock options	447,700	900,174	-
Cash received from Western Silver pursuant to the Plan of Arrangement (note 3)	-	37,899,765	-

FINANCING ACTIVITIES	447,700	39,067,768	598,034

INVESTING ACTIVITIES

Proceeds from (invested in) short-term investments (note 5)	34,791,988	(34,791,988)	-
Proceeds from the sale of marketable securities	-	2,190,280	-
Expenditures relating to the acquisition of Lumina Resources
Corporation, net of cash acquired (note 4)	-	(92,341)	-
Mineral property expenditures	(9,751,076)	(100,000)	(169,620)
Net expenditures on property and equipment	-	(12,633)	(66,999)
Acquisition of marketable securities	-	(847)	-

INVESTING ACTIVITIES	25,040,912	(32,807,529)	(236,619)

Increase in cash and cash equivalents	21,436,925	2,290,022	-

Cash and cash equivalents - Beginning of the year	2,290,022	-	-

CASH AND CASH EQUIVALENTS - END OF THE YEAR	23,726,947	2,290,022	-

Supplemental cash flow information (note 15)

32	TSX:WRN

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Share Capital
	Number of	Amount	Contribut-	Deficit	Sharehold-
	shares		ed surplus		ers’ equity
Expressed in Canadian dollars		$	$	$	$

BALANCE – DECEMBER 31, 2005	-	-	22,002,077	(17,569,236)	4,432,841

Issue of Class A voting shares (note 9)	100,000,000	1,000	-	-	1,000
Funding by Western Silver Corporation	-	-	267,829	-	267,829

Pursuant to the Plan of Arrangement with
Western Silver Corporation and Glamis Gold
Ltd. – May 3, 2006 (note 3)
Redemption of Class A voting shares (note 9)	(100,000,000)	(1,000)	-	-	(1,000)
Issue of common shares	49,246,413	-	-	-	-
Transfer of assets (note 3)	-	42,732,313	(4,545,474)	-	38,186,839
Stock options granted	-	(2,649,933)	2,649,933	-	-
Warrants granted	-	(1,195,886)	1,195,886	-	-

Pursuant to the Plan of Arrangement with
Lumina Resources Corporation – November
30, 2006 (note 4)
Issue of common shares	21,301,442	28,756,947	-	-	28,756,947
Stock options granted	-	-	1,390,450	-	1,390,450

Expiry of common share rights	(65,153)	-	-	-	-
Exercise of stock options	1,041,334	900,174	-	-	900,174
Transfer of value on exercise of stock options	-	1,370,182	(1,370,182)	-	-
Stock-based compensation	-	-	865,075	-	865,075
Loss and comprehensive loss	-	-	-	(3,242,185)	(3,242,185)

BALANCE – DECEMBER 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970
Exercise of stock options	1,245,000	447,700	-	-	447,700
Transfer of value on exercise of stock options	-	1,522,133	(1,522,133)	-	-
Stock-based compensation	-	-	1,158,133	-	1,158,133
Loss and comprehensive loss	-	-	-	(3,225,966)	(3,225,966)

BALANCE – DECEMBER 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2.	ACCOUNTING POLICIES

Significant Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally ac- cepted in Canada. As described in note 17, these principles differ in certain material respects from accounting prin- ciples generally accepted in the United States.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock-based compensation, and the allocation methodologies used to determine results of operations and the value of purchased assets. Actual results could differ from the estimates by a material amount.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: Carmacks Copper Ltd. (100%), Lurprop Holdings Inc. (100%), CRS Copper Resources Corp. (100%), Moraga Resources Ltd. (100%), Minera Sierra Almoloya S.A. de C.V. (100%), and Minera Costa de Plata S.A. de C.V. (100%). All intercom-pany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents comprise cash deposits held at banks. Cash and cash equivalents are considered to be financial instruments and are classified as “Available-for-Sale” They are recorded at their fair value.

Short-term investments

Short-term investments include all highly liquid money market instruments. Short-term investments are considered to be financial instruments and are classified as “Available-for-Sale” They are recorded at their fair value.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-

34	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	over the term of the lease

Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of production method.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows (fair value). Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Asset retirement obligation

The fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of the each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense and other items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not that the future income tax assets will be realized.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Change in Accounting Policies

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

Section 3855 – Financial Instrument, Recognition and Measurement and
Section 3861 – Financial Instruments, Disclosure and Presentation

These sections prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

•	Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale” and are recorded at their fair value;

•	Other receivables are classified as “Loans and Receivables” These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

•

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities” These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

No adjustment was made to the Company’s opening balances as a result of the adoption of the financial instruments standard.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. The Company has not recognized any adjustment because no embedded derivative has been identified to date.

Section 1530 – Comprehensive Income

Section 1530 introduces a new financial statement - “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. The Company has not recognized any adjustment through other comprehensive income for the year ended December 31, 2007.

36	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Section 3865 – Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. This standard did not have an impact on the Company for the year ended December 31, 2007.

Emerging Issues Committee Abstract No. 160 – Stripping Costs Incurred in the Production Phase of a Mining Operation

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property.

Costs represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method. This change in accounting policy did not impact the Company’s financial results as none of its properties are yet in operation.

Recent Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the company’s financial statements.

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:

•	qualitative information about its objectives, policies and processes for managing capital;

•	summary quantitative data about what it manages as capital;

•	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

•	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3031 – Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862 – Financial Instruments, Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial posi-

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

tion and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

•	designating financial assets and liabilities as held for trading;

•	designating financial assets as available-for-sale; and

•	determining when impairment is recorded against the related financial asset or when an allowance account is used.

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company’s financial statements.

Section 3064 – Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period.

3.	PLAN OF ARRANGEMENT – GLAMIS GOLD LTD. AND WESTERN SILVER CORPORATION

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”). On May 3, 2006, Western Silver and Glamis Gold Ltd. (“Glamis”) entered into a plan of arrange- ment. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Cop- per Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Sil- ver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying value of assets transferred pursuant to the plan of arrangement:

$
Cash and cash equivalents	37,899,765
Marketable securities	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

TOTAL	42,732,313

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the plan of arrangement, each Western Silver stock option holder received one stock option of Western Copper. The intent of the agreement was to substitute the existing Western Silver stock options with comparable value instruments. A total of 2,013,168 stock options were granted as a result of the transaction. All stock options vested at the time of grant. Each Western Copper stock option granted pursuant to the plan of arrangement had an exercise price of $0.88. The other terms were comparable to those of the Western Silver stock options exchanged.

As part of the agreement, Western Copper also granted a warrant to Glamis providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant is exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the plan of arrangement.

The fair value of the stock options granted and the warrants issued are included in contributed surplus until they are exercised:

$
Stock options granted	2,649,933
Warrants issued	1,195,886

FAIR VALUE	3,845,819

The fair value of stock options granted and warrants issued pursuant to the plan of arrangement was calculated at the time of grant using the Black-Scholes option pricing model.

The valuation of the stock options granted May 3, 2006 was based on the following assumptions:

Expected stock price volatility	70.0%
Expected option term, in years	2.3
Average risk-free interest rate	2.79%
Expected dividend yield	-

Assumptions used to determine the fair value of the warrants issued pursuant to the plan of arrangement are disclosed in note 10.

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, the statements of loss and deficit and the statements of cash flows of the related copper business of Western Silver. The statements of loss, comprehensive loss, and deficit for the year ended December 31, 2006 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the year.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project and on the Sierra Almoloya mineral property in each year as compared to the costs deferred on all mineral properties in that year. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	PLAN OF ARRANGEMENT – LUMINA RESOURCES CORPORATION

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (“Lumina”) through a plan of ar- rangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties (note 8) and $269,643 in net working capital.

For accounting purposes, the acquisition of Lumina constitutes an acquisition of specific assets and liabilities rather than the acquisition of a business. Accordingly, the purchase consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The total purchase price of $30,539,440 was determined as follows:

Lumina shares outstanding at November 30, 2006	21,301,442
Exchange ratio	1
Western Copper shares issued	21,301,442
Western Copper closing price per share on November 30, 2006	$1.35

FAIR VALUE OF WESTERN COPPER SHARES ISSUED	$28,756,947

Lumina stock options outstanding at November 30, 2006	1,185,000
Exchange ratio	1
Western Copper stock options granted	1,185,000
Fair value of a Western Copper stock option[1]	$1.17

FAIR VALUE OF WESTERN COPPER STOCK OPTIONS GRANTED	$1,390,450

Western Copper transaction expenses	$392,043

PURCHASE PRICE	$30,539,440

The following assumptions were used to determine the fair value of the Western Copper stock options granted as a result of the plan of arrangement with Lumina:

Expected stock price volatility	89.2%
Expected option term, in years	1.5-2.0
Average risk-free interest rate	3.10%
Expected dividend yield	-

_________________________________________________________
1 The fair value of a Western Copper stock option presented above is the weighted average of the fair value of the individual stock option grants. The weighted average figure has been rounded for its presentation above.

40	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The purchase price has been allocated as follows:

$
MINERAL PROPERTIES
Hushamu	16,156,671
Casino	13,855,048
Redstone	11,872,658

41,884,377

Cash and cash equivalents	251,278
Amounts receivable	20,564
Future income tax liability	(11,614,580)
Accounts payable	(2,199)

PURCHASE PRICE	30,539,440

5.	SHORT-TERM INVESTMENTS

	31-Dec-07	31-Dec-06
	$	$

Guaranteed Investment Certificate	-	34,200,000
Accrued interest	-	591,988

SHORT-TERM INVESTMENTS	-	34,791,988

6.	MARKETABLE SECURITIES

During the year ended December 31, 2006, the Company sold its investments in Quaterra Resources Inc. and Glamis Gold Ltd. for total proceeds of $2,190,280. As a result, the Company recognized a gain of $1,922,341. The carrying value of the Quaterra Resources Inc. shares was $267,092 when they were transferred on May 3, 2006 as part of the plan of arrangement with Western Silver and Glamis (note 3). The Glamis Gold Ltd. shares were acquired on June 7, 2006 for $847.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	PROPERTY AND EQUIPMENT

		31-Dec-07		31-Dec-06
	Cost	Accumulated	Net book	Net book
		amortization	value	value
	$	$	$	$

Computer equipment	69,634	46,496	23,138	36,719
Furniture and equipment	24,486	12,474	12,012	16,977
Leasehold improvements	63,203	35,080	28,123	44,476

PROPERTY AND EQUIPMENT	157,323	94,050	63,273	98,172

8.	MINERAL PROPERTIES

		Canada			Mexico
			British	Northwest
	Yukon Territory		Columbia	Territories	Chihuahua
	Carmacks	Casino	Hushamu	Redstone	Sierra Almoloya	TOTAL
	$	$	$	$	$	$

31-DEC-06	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Exploration	3,409,127	252,926	1,656,386	9,000	-	5,327,439
Design engineering	2,061,512	-	-	-	-	2,061,512
Engineering studies	93,186	262,101	-	-	-	355,287
Permitting	315,728	-	6,020	-	-	321,748
Metallurgical testing	237,964	193,225	1,525	-	-	432,714
Option payment	-	1,000,000	60,000	-	-	1,060,000
Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	-	6,205	15,862	106,147	17,250	145,464
Salary and wages	300,956	123,325	52,525	11,875	-	488,681
Stock-based compensation	175,317	56,696	32,383	7,985	-	272,381
Future income tax	75,136	24,298	2,953	11,676	7,393	121,456

31-DEC-07	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

42	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[1] Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis in May 2006 (note 3).

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at January 1, 2008, Western Copper has made $500,000 in advance royalty payments.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. On April 26, 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility, the Company has been capitalizing costs incurred on the project.

[2] Casino (100% - Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 4). The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

Should it make a production decision, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

[3] Hushamu (100% - British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 4). It consists of three blocks of mineral claims in a prospective copper/gold porphyry belt located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

[4] Redstone (100% - Northwest Territories, Canada)

The Redstone property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 4). The property comprises five mining leases and 55 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

•	3% if the price is less than, or equal to US$0.75 per pound;

•	3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and

•	4% if the price is greater than US$1 per pound.

[5] Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 3). The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In July 2005, Queenston Mining Inc. (“Queenston”) signed an option and joint venture agreement whereby Queenston could earn an interest in the property through staged exploration expenditures.

On August 13, 2007, Queenston terminated its option on the Sierra Almoloya property. As a result of the termination, all of the interests in the property reverted to Western Copper.

A small portion of the property is still subject to a US$200,000 option payment due to a third party on April 20, 2008.

A portion of the claims is subject to a 1% net smelter royalty.

44	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share Capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value
Issued and outstanding	72,769,036 common shares

Western Silver Corporation received 100,000,000 Class A voting shares when it incorporated Western Copper Corporation as a wholly-owned subsidiary on March 17, 2006. The class A voting shares were redeemed at their par value of $0.00001 per Class A voting share as part of the plan of arrangement on May 3, 2006 (note 3).

On May 3, 2006, the carrying value of Western Silver’s copper business assets transferred as a part of the plan of arrangement was allocated to share capital (note 3).

Loss per share figures for years ended prior to December 31, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these years (note 3).

Contributed Surplus

Contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires, is cancelled, or is forfeited remains in contributed surplus. The fair value of any warrant that expires or is forfeited also remains in contributed surplus.

The historical contributed surplus balance at May 3, 2006 includes amounts paid by Western Silver to finance its copper business since 1989, when the rights to the Carmacks Copper Project were acquired.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	STOCK OPTIONS AND WARRANTS

Stock Options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Com- pany’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2007, the Company could issue an additional 4,015,070 stock options.

A summary of the Company’s stock options outstanding at December 31, 2007 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
Balance outstanding – December 31, 2006	3,606,834	1.13

Granted – January 22, 2007	275,000	1.25
Granted – June 6, 2007	665,000	1.88
Exercised	(1,245,000)	0.36
Cancelled	(40,000)	2.00

Balance outstanding – December 31, 2007	3,261,834	1.57

Stock options outstanding at December 31, 2007 are as follows:

Exercise	Stock options	Weighted average	Average remaining
price	outstanding	exercise price	contractual life
$		$	Years

0.01-0.75	195,000	0.43	2.12
0.88	716,834	0.88	1.75
1.25	275,000	1.25	4.06
1.88	665,000	1.88	3.85
2.00	1,410,000	2.00	2.89

	3,261,834	1.57	2.55

Of the total stock options granted and outstanding, 2,072,667 were vested and exercisable at December 31, 2007. The weighted average exercise price of vested stock options is $1.45.

46	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

Year ended December 31,	2007	2006	2005
	$	$	$
STATEMENT OF LOSS, COMPREHENSIVE LOSS, AND DEFICIT

EXPLORATION	106,715	238,641	-

ADMINISTRATIVE EXPENSES
Office and administration	725,797	513,079	-
Promotion and travel	53,240	113,355	-

	885,752	865,075	-
BALANCE SHEET

MINERAL PROPERTIES

Carmacks Copper Project	175,317	-	-
Casino	56,696	-	-
Hushamu	32,383	-	-
Redstone	7,985	-	-
	272,381	-	-

	1,158,133	865,075	-

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 22, 2007, Western Copper granted 275,000 stock options to employees and directors at $1.25 per share. The fair value of these stock options was $140,250. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	82.7%
Expected option term, in years	2.0
Average risk-free interest rate	2.88%
Expected dividend yield	-

On June 6, 2007, Western Copper granted 665,000 stock options to employees and directors at $1.88 per share. The fair value of these stock options was $638,400. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	75.1%
Expected option term, in years	3.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

Warrants

There was no change to the number of outstanding warrants for the year ended December 31, 2007. Warrants outstanding and exercisable at December 31, 2007 are as follows:

	31-Dec-07	Exercise price	Remaining contractual life
		$	Years

Balance outstanding	2,562,979	3.5	0.34

The value of warrants is determined by using the Black-Scholes option pricing model and is determined at the time of grant.

The valuation of the warrants was based on the following assumptions:

Expected stock price volatility	70.0%
Expected option term, in years	2.0
Average risk-free interest rate	2.76%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or share purchase warrants granted and/or vested during the period.

48	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	COMMITMENTS

The Company has an agreement to sublease office space which expires October 31, 2009. The total amount of pay- ments remaining during the course of the agreement is $497,264, of which $271,235 is due over the next 12 months. The remaining $226,029 is due between January 1, 2009 and October 31, 2009.

Mineral property commitments are described in note 8.

12.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company charged overhead expenses to one of its directors in the amount of $7,285 (2006 - $4,665, 2005 - $nil). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

13.	SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

Geographic Information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral proper- ties is shown in note 8.

All other non-current assets are held in Canada.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	FINANCIAL INSTRUMENTS

Due to the short-term nature of other receivables, and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Western Copper received working capital items as part of the plan of arrangement between Glamis and Western Silver (note 3). The Company did not have to expend any cash to acquire these items. Their carrying value at the time of the transfer was allocated to share capital.

For the year ended December 31,	2007	2006	2005
	$	$	$
CHANGE IN NON-CASH WORKING CAPITAL ITEMS
Receivables relating to operations	118,633	(214,802)	-
Prepaid expenses	27,532	(62,626)	-
Accounts payable and accrued liabilities relating to operations	(371,258)	582,874	-

	(225,093)	305,446	-

16.	INCOME TAXES

Income Tax Balances

The Company has available approximate non-capital losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. The losses expire as follows:

Available to	Amount
$
2008	68,357
2009	63,199
2010	322,031
2011	827,692
2012	410,941
2013	1,361,956

3,054,176

50	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has approximately $28 million in Canadian Exploration and Development Expenditures (“CEDE”) that are available to reduce future taxable income. CEDE balances do not expire.

Statutory Rate Reconciliation

The current and future income tax expense or recovery reported by the Company for the year ended December 31, 2007 differs from the amounts obtained by applying statutory rates to the loss before income tax.

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

	2007	2006

Statutory tax rate	34.12%	34.12%

	$	$

Loss for the year before income tax	4,747,245	3,242,185

Income tax recovery computed at statutory rates	1,619,760	1,106,234

Non-deductible items	(323,716)	519,724
Benefits from losses not recognized	(1,294,775)	(1,625,392)
Difference between Canadian and foreign tax rates	(1,269)	(566)
Effect of income tax rate reduction on the future income tax liability	(1,446,279)	-
Other future income tax recovery	(75,000)	-

Future income tax recovery	(1,521,279)	-

Future Income Tax Liability

Temporary differences arising from the difference between the tax basis and the carrying amount of the Company’s mineral properties is used to calculate the future income tax liability of $10,310,549 (2006 - $11,710,372).

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction in tax rates resulted in a future income tax recovery of $1,446,279. Future income tax liability is measured using tax rates and laws that are expected to apply when the differences are expected to reverse. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future Income Tax Assets

The significant components of the Company’s future tax assets are as follows:

	2007	2006
	$	$

FUTURE INCOME TAX ASSETS
Mineral property interests	2,538,455	2,096,249
Non-capital losses carried forward	847,273	822,849
Other	7,147	19,545

FUTURE INCOME TAX ASSETS	3,392,875	2,938,643

Valuation allowance for future income tax assets	(3,392,875)	(2,938,643)

	-	-

The Company estimates that the realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

52	TSX:WRN

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally ac- cepted in Canada (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The effects of significant measurement differences between Canadian and U.S. GAAP are described below.

Balance Sheets

As at December 31,	2007	2006
	$	$

Mineral properties - Canadian GAAP	57,194,181	46,507,499
Cumulative exploration expenditures written off under U.S. GAAP [1]	(10,032,556)	(527,330)
Future income tax effect of cumulative exploration expenditures
written-off under U.S. GAAP [1]	(217,248)	(95,792)

MINERAL PROPERTIES - U.S. GAAP	46,944,377	45,884,377

Future income tax liability – Canadian GAAP	10,310,549	11,710,372
Future income tax effect of cumulative exploration expenditures
written-off under U.S. GAAP [1]	(896,121)	(95,792)

FUTURE INCOME TAX LIABILITY – U.S. GAAP	9,414,428	11,614,580

Shareholders’ equity - Canadian GAAP	69,937,837	71,557,970
Cumulative exploration expenditures written-off under U.S. GAAP [1]	(10,032,556)	(527,330)
Future income tax recovery under U.S. GAAP	678,873	-

SHAREHOLDERS’ EQUITY - U.S. GAAP	60,584,154	71,030,640

_________________________________________________________
1. Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established and administrative expenditures are expensed as incurred. Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Statements of Loss, Comprehensive Loss, and Deficit

For the years ended December 31,	2007	2006	2005
	$	$	$

Loss and comprehensive loss - Canadian GAAP	3,225,966	3,242,185	361,415
Exploration expenditures for the period [1]	9,505,226	103,816	169,620
Future income tax recovery under U.S. GAAP	(678,873)	-	-

LOSS AND COMPREHENSIVE LOSS - U.S. GAAP	12,052,319	3,346,001	531,035

Deficit - U.S. GAAP, Beginning of the year	21,338,751	17,992,750	17,461,715
Loss and comprehensive loss - U.S. GAAP	12,052,319	3,346,001	531,035

DEFICIT - U.S. GAAP, END OF THE YEAR	33,391,070	21,338,751	17,992,750

Loss per share	0.17	0.06	-
Weighted Average number of common shares outstanding	72,488,711	52,481,505	-

Statements of Cash Flows

For the years ended December 31,	2007	2006	2005
	$	$	$
Cash provided by (used in) operating activities - Canadian GAAP	(4,051,687)	(3,970,217)	(361,415)
Adjustment for mineral properties and deferred exploration [1]	(8,691,076)	(100,000)	(169,620)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES - U.S. GAAP	(12,742,763)	(4,070,217)	(531,035)

For the years ended December 31,	2007	2006	2005
	$	$	$
Cash provided by (used in) investing activities - Canadian GAAP	25,040,912	(32,807,529)	(236,619)
Adjustment for mineral properties and deferred exploration [1]	8,691,076	100,000	169,620

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES - U.S. GAAP	33,731,988	(32,707,529)	(66,999)

_________________________________________________________
1. Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established and administrative expenditures are expensed as incurred. Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

54	TSX:WRN

Board of Directors

F. Dale Corman, B.Sc., P.Eng.	Co-Chairman
Ross J. Beaty, B.Sc., M.Sc., P.Geo., LL.B.	Co-Chairman
Robert J. Gayton, B.Comm., Ph.D., FCA	Director
David Williams, LL.B., MBA	Director
Klaus Zeitler, Ph.D.	Director

F. Dale Corman, Co-Chairman (4)

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States. He has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. From 1995 to 2006, Mr. Corman was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.

Ross J. Beaty, Co-Chairman (3)

Ross J. Beaty is a geologist and mining entrepreneur with more than 30 years of experience in the international minerals industry, Mr. Beaty founded and currently serves as Chairman of Pan American Silver Corp. and Global Copper Corp. Pan American Silver Corp. is one of the worlds leading silver producers and Global Copper Corp. is developing copper deposits in Chile and Argentina. Mr. Beaty has also founded and divested a number of other public mineral resource companies since 1985.

Mr. Beaty is a past President and current member of the Executive Committee of the Silver Institute in Washington, DC. He is a founder of the Pacific Mineral Museum in British Columbia and is involved with several non-profit societies such as The Nature Trust of British Columbia where he serves as a Director. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and is a recipient of the Institute’s Past President’s Memorial Medal. In 2007, Mr. Beaty received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration.

Mr. Beaty was educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

Robert J. Gayton, Director (1, 2)

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

ANNUAL REPORT 2007	55

David Williams, Director (1, 2)

Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is Chairman Roador Inc. and is a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, and Newport Partners Income Fund.

Klaus Zeitler, Director (1, 3, 4)

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation.

Committees

(1)	Audit
(2)	Corporate Governance & Nominating
(3)	Compensation
(4)	Environmental, Health & Safety

56	ANNUAL REPORT 2007

Management Team

F. Dale Corman, B.Sc., P.Eng.	President and Chief Executive Officer
Jonathan Clegg, P.Eng.	Vice President, Engineering
Julien François, CA	Vice President, Finance and Chief Financial Officer
Cameron Brown, P.Eng.	Project Manager
Jim Marlow, B.Sc., B.A.Sc., P.Eng.	Senior Mining Engineer
Paul West-Sells, Ph.D.	Senior Metallurgist

F. Dale Corman, President and Chief Executive Officer

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States. He has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. From 1995 to 2006, Mr. Corman was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.

Jonathan Clegg, Vice President, Engineering

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd.

Julien François, Vice President, Finance and Chief Financial Officer

Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François’s experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor.

Cameron Brown, Project Manager

Mr. Brown has 38 years experience in mineral processing experience through assignments in Canada, USA, South America, Australia, Mexico and Romania. He has been responsible for plant maintenance, project management and engineering of major base and precious metal projects in the Canadian Artic, the Atacama Desert and New Caledonia. Mr. Brown held the position of Project Manager at Western Silver Corporation during the feasibility study phase of the Peñasquito deposit in central Mexico, until its acquisition by Glamis Gold Ltd.

ANNUAL REPORT 2007	57

Jim Marlow, Senior Mining Engineer

Mr. Marlow received a B.Sc. in marine sciences from the University of Victoria in 1977 and in 1987 he received a B.A.Sc. in mining engineering from the University of British Columbia. With over 20 years of consulting and operating experience in the Americas and Central Asia, Mr. Marlow has held key technical and management positions. From 1996 to 2002 he was a Senior Engineer and Project Manager at Kilborn Engineering Ltd. and from 2002 to 2004 through his own consultancy, he provided mine engineering, project management and environmental permitting services. In 2004 Mr. Marlow joined Western Silver Corporation as Senior Mining Engineer, focusing on the advancement of the Peñas-quito Project until its acquisition by Glamis Gold Ltd.

Paul West-Sells, Senior Metallurgist

Dr. West-Sells received a B.A.Sc. followed by a Ph.D. from the University of British Columbia in 1996. He has over 10 years experience working on a variety of mining projects, first with BHP in Reno and then with Placer Dome prior to its acquisition by Barrick Gold Corporation. Recently he was Senior Metallurgist at Barrick’s Technology Centre focusing primarily on refractory gold and copper projects. He joined Western Copper Corporation in 2006 as Senior Metallurgist to assist in the development of its portfolio of mining projects.

58	ANNUAL REPORT 2007

CORPORATE HEAD OFFICE

Western Copper Corporation
2050 - 1111 West Georgia Street
Vancouver, British Columbia
Canada V6E 4M3

Toll Free: 1 888 966 9995
Phone: 604 684 9497
Fax: 604 669 2926

Email: info@westerncoppercorp.com
Website: www.westerncoppercorp.com

INVESTOR ENQUIRIES

Dale Corman, President & CEO
Chiara Orrigoni, Investor Relations

AUDITORS

PricewaterhouseCoopers LLP
7th Floor – 250 Howe Street
Vancouver, British Columbia
Canada V6C 3S7

LEGAL COUNSEL

DuMoulin Black LLP
10th Floor - 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

SHARES LISTED

Toronto Stock Exchange Symbol: WRN

COMPANY FILINGS

www.sedar.com
www.sec.gov

ANNUAL GENERAL MEETING

Tuesday, June 24th, 2008, 2:30pm PST

Thurlow Room, Main Floor
1111 West Georgia Street
Vancouver, British Columbia
Canada V6E 4M3